Wetour Robotics Limited

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

May 11, 2026

Via Edgar

Division of Corporation Finance
Office of Energy & Transportation
U. S . Securities & Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Re:	Wetour Robotics Limited (the “Company”) Registration Statement on Form F-3 (File No. 333-295457)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-mentioned Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. ET on Wednesday, May 13, 2026, or as soon thereafter as practicable.

Very truly yours,

Wetour Robotics Limited

/s/ Nan Zheng
Name: Nan Zheng
Chief Executive Officer